EXHIBIT 99.1

TOP Ships Inc. Announces Closing of Sale of Fleet

ATHENS, Greece, Oct. 18, 2013 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (the "Company"), an international maritime shipping company, announced today the closing of its previously announced transaction pursuant to which the Company has sold the shipowning subsidiaries which own the six vessels of the Company's fleet to an affiliate of the AMCI Poseidon Fund LP, for an aggregate cash consideration of approximately $173 million less approximately $135 million in debt and swap obligations of the Company assumed by the buyers.

The Company intends to use the net proceeds of the sale to pay down existing liabilities on its balance sheet and, together with future borrowings, to initiate a program of acquisition of new vessels.

About TOP Ships Inc.

TOP Ships Inc. is an international maritime shipping company. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. &
         Meg. Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org